UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-32589
CUSIP Number: 98906R109

(Check One):                                ☐ Form 10-K                                ☐ Form 20-F                                ☐ Form 11-K                   ☒ Form 10-Q        ☐ Form 10-D
☐ Form N-SAR                           ☐ Form N-CSR

For Period Ended:    March 31, 2011

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

     Zanett, Inc.

Full name of registrant

 Former name if applicable
    635 Madison Avenue, 15th Floor

 Address of principal executive office (Street and number)
    New York, NY 10022

 City, state and zip code

PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zanett, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “Form 10-Q”) within the prescribed time period on or before May 16, 2011 (May 15, 2011 being a Sunday) due to the fact that the Company was unable to finalize its unaudited financial results as well as the disclosure requirements of Form 10-Q without unreasonable expense or effort. As a result, the Company could not obtain the necessary review of the Form 10-Q and signatures thereto in a timely fashion prior to the due date of the Form 10-Q.

The Company undertakes the responsibility to file the Form 10-Q no later than five days after its original due date, on or before May 23, 2011.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Dennis Harkins	(212)	583-0300
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes                      ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes           ☒ No

The Company anticipates that its Form 10-Q for the quarter ended March 31, 2011 will include an explanatory paragraph from the Company’s independent registered public accounting firm expressing substantial doubt about its ability to continue as a going concern.

Zanett, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2011	By:	/s/ Dennis Harkins
Dennis Harkins
President and Chief Financial Officer